DBS

RECEIVED

2007 NOV -1 P 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03172

October 26, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

07027707

SUPPL

Dear Sirs

UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the third quarter ended September 30, 2007.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

enc.

PROCESSED

NOV 0 6 2007

THOMSON
FINANCIAL

HLC/et

Z:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2007\Oct 25\finance result-ltr.doc

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

06-18-008 (05/2004)

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the third quarter ended 30 September 2007.

For the third quarter of 2007, the Directors have declared an interim gross dividend of 20 cents (third quarter 2006: 17 cents) for each DBSH ordinary share.

The third quarter 2007 dividends will be paid less 18% Singapore income tax.

The third quarter ended 30 September 2007 dividends will be payable on 26 November 2007. The DBSH shares will be quoted ex-dividend on 7 November 2007. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 13 November 2007. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 12 November 2007 will be registered to determine shareholders' entitlement to the third quarter 2007 dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the third quarter 2007 dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

25 October 2007
Singapore

More information on the above announcement is available at www.dbs.com/investor

Performance Summary

Unaudited Financial Results
For the Third Quarter ended
30 September 2007

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2006, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

The Council on Corporate Disclosure and Governance ("CCDG") issued several new or revised FRS and INT FRS, which are effective 1 January 2007 for the Group.

- Amendment to FRS 1: Presentation of Financial Statements – Capital Disclosures
- FRS 32 (revised): Financial Instruments – Presentation
- FRS 40 (new): Investment Property
- FRS 107 (new): Financial Instruments – Disclosures
- INT FRS 108: Scope of FRS 102 – Share-based Payment
- INT FRS 109: Reassessment of Embedded Derivatives
- INT FRS 110: Interim Financial Reporting and Impairment

	3rd Qtr 2007	3rd Qtr 2006 [1/]	% chg	2nd Qtr 2007	9 Mths 2007	9 Mths 2006 [1/]	% chg
Selected profit and loss items ($m)							
Net interest income	1,048	912	15	1,027	3,049	2,659	15
Net fee and commission income	403	293	38	371	1,083	851	27
Net trading income	(63)	121	NM	97	205	457	(55)
Net income from financial instruments designated at fair value	5	(45)	NM	(49)	(90)	(156)	42
Net income from financial investments	121	29	>100	79	321	79	>100
Other income	23	10	>100	26	62	54	15
Total income	1,537	1,320	16	1,551	4,630	3,944	17
Less: Expenses	652	584	12	660	1,970	1,742	13
Profit before allowances	885	736	20	891	2,660	2,202	21
Less: Allowances for credit and other losses	80	41	95	64	249	134	86
Share of profits of associates	27	18	50	25	78	50	56
Profit before tax	832	713	17	852	2,489	2,118	18
Net profit attributable to shareholders ("Net profit")	648	552	17	664	1,929	1,619	19
Add: One-time items [2/]	(38)	-	NM	(104)	(142)	54	NM
Net profit including one-time items and goodwill charges	610	552	11	560	1,787	1,673	7
Selected balance sheet items ($m)							
Customer loans [3/]	104,714	85,254	23	98,957	104,714	85,254	23
Interbank assets [4/]	32,478	30,712	6	30,858	32,478	30,712	6
Total assets	230,577	197,086	17	222,891	230,577	197,086	17
Customer deposits [5/]	144,185	127,541	13	141,272	144,185	127,541	13
Total liabilities	207,548	176,601	18	200,602	207,548	176,601	18
Shareholders' funds	20,311	18,096	12	19,641	20,311	18,096	12
Key financial ratios(%) (excluding one-time items) [6/]							
Net interest margin	2.14	2.17		2.21	2.19	2.20	
Non-interest/total income	31.8	30.9		33.8	34.1	32.6	
Cost/income ratio	42.4	44.2		42.6	42.5	44.2	
Return on assets	1.14	1.14		1.23	1.20	1.14	
Return on equity [7/]	12.96	12.34		13.60	13.21	12.42	
Loan/deposit ratio	72.6	66.8		70.0	72.6	66.8	
NPL ratio	1.2	1.8		1.4	1.2	1.8	
Specific allowances (loans)/average loans	11	12		19	10	16	
Tier 1 capital adequacy ratio	9.2	10.1		9.4	9.2	10.1	
Total capital adequacy ratio	14.0	14.6		14.7	14.0	14.6	

	3rd Qtr 2007	3rd Qtr 2006 1/	% chg	2nd Qtr 2007	9 Mths 2007	9 Mths 2006 1/	% chg
Per share data ($)							
Per basic share							
– earnings excluding one-time items and goodwill charges	1.70	1.46		1.76	1.69	1.43	
– earnings	1.68	1.46		1.69	1.60	1.47	
– net book value 7/	13.10	11.73		12.66	13.10	11.73	
Per diluted share							
– earnings excluding one-time items and goodwill charges	1.63	1.40		1.69	1.62	1.38	
– earnings	1.61	1.40		1.63	1.53	1.41	
– net book value 7/	12.82	11.51		12.45	12.82	11.51	

Notes:
1/ Figures for 2006 have been reclassified to make them consistent with the current year's presentation
2/ One-time items include gains from sale of buildings in Hong Kong, allowance write-back for a Singapore property, and impairment charges for Thai investment
3/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
5/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
6/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
7/ Minority interests are not included as equity in the computation of net asset value and return on equity

Third-quarter net profit rose 17% from a year ago to $648 million before one-time items. Net interest and fee income reached records as DBS captured the benefits of the region's continued growth in a wide range of customer businesses. Income rose 16%, outstripping a 12% increase in expenses.

Compared to the previous quarter, net profit was 2% lower as improved contributions from customer businesses were offset by mark-to-market losses of $42 million and a charge of $43 million in specific and general allowances for collateralised debt obligations (CDOs). None of the $2.36 billion of CDOs held by DBS is in default.

An impairment charge of $38 million was taken below the line for DBS' 16% stake in TMB Bank in Thailand to reflect its market valuation as at 30 September. Including this item, the third quarter's net profit would be $610 million.

Net interest income increased 15% from a year ago and 2% from the previous quarter to $1.05 billion. The increase was due to higher asset volumes as loans expanded 23% from a year ago and 6% over the quarter. Net fee income grew 38% from a year ago and 9% from the previous quarter to $403 million from increased volumes in a range of corporate and capital market activities.

A net trading loss of $63 million was recorded compared to a net trading income of $97 million in the previous quarter. The $42 million mark-to-market losses for CDOs were included in this line item. Wider credit spreads during the quarter also reduced mark-to-market values of trading securities and credit-linked derivatives, more than offsetting gains in other trading activities such as foreign exchange.

Expenses rose 12% from a year ago to $652 million but were 1% below the previous quarter. Staff and computerisation costs, two major expense items, were actively managed to enable the cost-income ratio to improve to 42% from 43% in the previous quarter and 44% a year ago.

Against the backdrop of a benign environment, the non-performing loan ratio fell to 1.2% from 1.4% in the previous quarter. Specific allowances for loans of $28 million corresponded to a charge of 11 basis points, which was lower than most recent quarters. Total provision charges, including those for CDOs, amounted to $80 million.

Return on equity rose to 13.0% from 12.3% a year ago while return on assets remained at 1.14%.

NET INTEREST INCOME

Average balance sheet	3rd Qtr 2007 Average balance ($m)	3rd Qtr 2007 Interest ($m)	3rd Qtr 2007 Average rate (%)	3rd Qtr 2006 Average balance ($m)	3rd Qtr 2006 Interest ($m)	3rd Qtr 2006 Average rate (%)	2nd Qtr 2007 Average balance ($m)	2nd Qtr 2007 Interest ($m)	2nd Qtr 2007 Average rate (%)
Interest-bearing assets									
Customer loans	100,608	1,405	5.54	84,118	1,176	5.54	94,742	1,322	5.60
Interbank assets	39,693	344	3.44	30,512	251	3.26	36,341	303	3.35
Securities	54,344	613	4.47	51,958	638	4.87	55,368	627	4.54
Total	194,645	2,362	4.81	166,588	2,065	4.92	186,451	2,252	4.85
Interest-bearing liabilities									
Customer deposits	142,616	777	2.16	126,797	757	2.37	139,705	754	2.17
Other borrowings	42,880	537	4.97	33,133	396	4.75	36,900	471	5.12
Total	185,496	1,314	2.81	159,930	1,153	2.86	176,605	1,225	2.78
Net interest income/margin 1/		1,048	2.14		912	2.17		1,027	2.21

Average balance sheet	9 Mths 2007 Average balance ($m)	9 Mths 2007 Interest ($m)	9 Mths 2007 Average rate (%)	9 Mths 2006 Average balance ($m)	9 Mths 2006 Interest ($m)	9 Mths 2006 Average rate (%)
Interest-bearing assets						
Customer loans	94,823	3,975	5.61	81,359	3,347	5.50
Interbank assets	37,005	948	3.43	29,947	695	3.10
Securities	54,155	1,815	4.48	50,087	1,689	4.51
Total	185,983	6,738	4.84	161,393	5,731	4.75
Interest-bearing liabilities						
Customer deposits	138,882	2,277	2.19	122,101	1,990	2.18
Other borrowings	37,789	1,412	5.00	32,034	1,082	4.52
Total	176,671	3,689	2.79	154,135	3,072	2.67
Net interest income/margin 1/		3,049	2.19		2,659	2.20

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

The increase in net interest income from both a year ago and the previous quarter was due to higher asset volumes. Customer loans increased at a faster rate than other assets, resulting in a better asset mix.

Interest margins fell seven basis points from the previous quarter to 2.14%. Two basis points were due to the full-period impact of the subordinated debt issue completed in May. The remaining five basis points were due to lower interest spreads in Hong Kong and Singapore.

Overall customer loan yields declined compared to the previous quarter as corporate and SME loan yields in Singapore and Hong Kong fell. Yields on securities declined in line with a lower interest rate environment.

Overall customer deposit costs were stable as a higher cost of funds in Hong Kong was offset by lower costs of fixed deposits in Singapore.

Volume and rate analysis ($m) Increase/(decrease) due to change in	3rd Qtr 2007 versus 3rd Qtr 2006 Volume	Rate	Net change	3rd Qtr 2007 versus 2nd Qtr 2007 Volume	Rate	Net change
Interest income						
Customer loans	230	(1)	229	82	(14)	68
Interbank assets	76	17	93	28	9	37
Securities	29	(54)	(25)	(12)	(9)	(21)
Total	335	(38)	297	98	(14)	84
Interest expense						
Customer deposits	95	(75)	20	15	(1)	14
Other borrowings	119	22	141	78	(18)	60
Total	214	(53)	161	93	(19)	74
Net impact on interest income	121	15	136	5	5	10
Due to change in number of days			-			11
Net Interest Income			136			21

Volume and rate analysis ($m) Increase/(decrease) due to change in	9 Mths 2007 versus 9 Mths 2006 Volume	Rate	Net change
Interest income			
Customer loans	554	74	628
Interbank assets	163	90	253
Securities	137	(11)	126
Total	854	153	1,007
Interest expense			
Customer deposits	273	14	287
Other borrowings	189	141	330
Total	462	155	617
Net impact on interest income	392	(2)	390
Due to change in number of days			-
Net Interest Income			390

NET FEE AND COMMISSION INCOME

($m)	3rd Qtr 2007	3rd Qtr 2006	% chg	2nd Qtr 2007	9 Mths 2007	9 Mths 2006	% chg
Stockbroking	72	28	>100	58	183	98	87
Investment banking	57	40	43	48	134	103	30
Trade and remittances	52	48	8	50	150	139	8
Loan related	66	41	61	55	179	125	43
Guarantees	9	8	13	9	26	23	13
Deposit related	20	21	(5)	22	61	61	-
Credit card	36	29	24	35	98	81	21
Fund management	10	12	(17)	13	32	49	(35)
Wealth management	64	53	21	68	179	133	35
Others	17	13	31	13	41	39	5
Total	403	293	38	371	1,083	851	27

Net fee and commission income grew 38% from a year ago to $403 million, led by corporate and capital market activities such as stockbroking, investment banking and loan syndication. Stronger consumer confidence boosted fees from credit card transactions and wealth management product sales.

Compared to the previous quarter, net fee and commission income was 9% higher, with the growth led by stockbroking, investment banking and loan syndication.

For the nine months, net fee and commission income rose 27% to $1.08 billion across all income sources with the exception of fund management.

OTHER NON-INTEREST INCOME

($m)	3rd Qtr 2007	3rd Qtr 2006	% chg	2nd Qtr 2007	9 Mths 2007	9 Mths 2006	% chg
Net trading income	(63)	121	NM	97	205	457	(55)
From trading businesses	(47)	116	NM	100	222	464	(52)
From other businesses	(16)	5	NM	(3)	(17)	(7)	(>100)
Net income from financial instruments designated at fair value	5	(45)	NM	(49)	(90)	(156)	42
Net income on financial investments	121	29	>100	79	321	79	>100
Net gain on fixed assets [1/]	2	3	(33)	2	6	5	20
Others (include dividend and rental income)	21	7	>100	24	56	49	14
Total	86	115	(25)	153	498	434	15

Note:
1/ Excludes one-time items

The trading businesses recorded a net trading loss of $47 million. Credit spreads on securities and credit-linked derivatives widened. The reduction in market valuation of the credit trading portfolio more than offset gains in other trading activities such as foreign exchange.

A net trading loss from other businesses of $16 million included mark-to-market losses of $42 million from $1.12 billion of CDOs held by Red Orchid Secured Assets (Rosa), a conduit managed by DBS. The losses reflected the current valuation of these CDOs due to the current conditions in the credit markets. None of the CDOs whose value has been marked down is in default.

Net income on sales of investment securities amounted to $121 million as capital gains were recorded for the sale of debt and equity investments. Market conditions were conducive to profit taking for some equity investments. The gains were higher than both comparative periods.

Income from other sources, including dividend and rental income, amounted to $21 million, above the $7 million a year ago but slightly below the $24 million in the previous quarter.

For the nine months, trading income from trading businesses fell to $222 million from $464 million a year ago, but was more than offset by higher net income from the sale of financial investments, which rose to $321 million from $79 million.

EXPENSES

($m)	3rd Qtr 2007	3rd Qtr 2006	% chg	2nd Qtr 2007	9 Mths 2007	9 Mths 2006	% chg
Staff	347	317	9	354	1,061	938	13
Occupancy	53	47	13	51	157	138	14
Computerisation	106	94	13	111	329	283	16
Revenue-related	38	26	46	35	98	75	31
Others	108	100	8	109	325	308	6
Total	652	584	12	660	1,970	1,742	13
Staff headcount at period-end	13,842	12,670	9	13,364	13,842	12,670	9

Expenses increased 12% from a year ago to $652 million. Staff costs rose 9% from a higher headcount to support business expansion. Computerisation expenses were also higher.

Compared to the previous quarter, expenses fell 1% as staff and computerisation costs declined slightly.

For the nine months, expenses rose 13% to $1.97 billion.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	3rd Qtr 2007	3rd Qtr 2006	% chg	2nd Qtr 2007	9 Mths 2007	9 Mths 2006	% chg
General allowances ("GP")	10	29	(66)	24	136	77	77
Specific allowances ("SP") for loans	28	27	4	47	76	100	(24)
Singapore	(8)	8	NM	9	(17)	44	NM
Hong Kong	17	20	(15)	18	54	57	(5)
Other countries	19	(1)	NM	20	39	(1)	NM
Specific allowances ("SP") for securities, properties and other assets [1/]	42	(15)	NM	(7)	37	(43)	NM
Total	80	41	95	64	249	134	86

Note:
1/ Excludes one-time items

Specific allowances for loans amounted to $28 million, which, like the $27 million a year ago, was one of the lowest in recent quarters. Charges in Hong Kong and the region were partially offset by write-backs in Singapore this quarter. By business unit, the charges were for corporate and SME loans. There was a small net write-back in specific allowances for consumer loans.

Specific allowances for non-loan assets of $42 million included a $33 million charge for CDOs held as financial investments. These charges relate to the $275 million of CDOs that have some degree of exposure to US sub-prime assets. An additional $10 million charge was taken as general allowance for such CDOs. None of the $1.24 billion of CDOs held as financial investments is in default.

For the nine months, total allowances rose 86% to $249 million as general allowances and specific allowances for non-loan assets increased. They were partially offset by lower specific allowances for loans.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
Selected income items							
3rd Qtr 2007 1/							
Net interest income	427	195	188	254	95	(111)	1,048
Non-interest income	182	89	134	(66)	(6)	156	489
Expenses	278	92	105	108	6	63	652
Allowances for credit and other losses	5	19	82	1	68	(95)	80
Profit before tax	326	173	135	81	15	102	832
2nd Qtr 2007 1/							
Net interest income	423	201	172	236	94	(99)	1,027
Non-interest income	175	91	188	51	(8)	27	524
Expenses	258	87	102	125	9	79	660
Allowances for credit and other losses	5	45	36	3	-	(25)	64
Profit before tax	335	160	222	163	77	(105)	852
3rd Qtr 2006							
Net interest income	446	189	158	144	66	(91)	912
Non-interest income	135	83	137	79	(51)	25	408
Expenses	251	88	95	107	6	37	584
Allowances for credit and other losses	16	25	25	(2)	(2)	(21)	41
Profit before tax	314	159	175	119	11	(65)	713
9 Mths 2007 1/							
Net interest income	1,300	590	518	670	251	(280)	3,049
Non-interest income	501	298	514	53	4	211	1,581
Expenses	802	270	295	361	26	216	1,970
Allowances for credit and other losses	19	82	161	5	68	(86)	249
Profit before tax	980	536	576	368	161	(132)	2,489
9 Mths 2006 1/							
Net interest income	1,302	537	432	441	216	(269)	2,659
Non-interest income	387	242	411	241	(68)	72	1,285
Expenses	727	255	277	314	24	145	1,742
Allowances for credit and other Losses	34	66	57	(3)	(3)	(17)	134
Profit before tax	928	458	509	375	125	(277)	2,118
Selected balance sheet and other items							
30 Sep 2007							
Total assets before goodwill	32,116	22,599	52,061	86,083	28,007	3,868	224,734
Total liabilities	80,457	20,122	24,809	53,119	1,791	27,250	207,548
Capital expenditure for 3rd Qtr 2007	11	1	1	2	-	38	53
Depreciation for 3rd Qtr 2007	6	1	2	3	-	20	32
30 Jun 2007							
Total assets before goodwill	31,871	22,028	47,354	85,218	27,228	3,349	217,048
Total liabilities	81,168	19,898	22,305	49,193	1,404	26,634	200,602
Capital expenditure for 2nd Qtr 2007	11	1	4	2	-	18	36
Depreciation for 2nd Qtr 2007	7	-	1	2	-	20	30

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
31 Dec 2006							
Total assets before goodwill	30,655	20,067	40,090	69,426	28,119	3,175	191,532
Total liabilities	76,237	18,827	19,733	36,114	998	24,417	176,326
Capital expenditure for 4th Qtr 2006	20	1	32	4	-	56	113
Depreciation for 4th Qtr 2006	10	1	3	2	-	19	35
30 Sep 2006							
Total assets before goodwill	29,615	20,322	40,337	68,325	28,165	4,489	191,253
Total liabilities	73,949	18,855	21,177	38,177	1,750	22,693	176,601
Capital expenditure for 3rd Qtr 2006	15	-	2	3	-	15	35
Depreciation for 3rd Qtr 2006	7	2	2	5	2	14	32

Note:
1/ Income, allowances for credit and other losses and profits exclude one-time items

Consumer Banking's (CBG) net interest income was lower than a year ago as the benefit of higher loan and deposit volumes in Singapore and Hong Kong was more than offset by lower spreads in Hong Kong. Compared to the previous quarter, net interest income was little changed as the impact of higher volumes in Singapore was offset by lower spreads in Hong Kong. Non-interest income was higher than a year ago due to higher sales of wealth management products. The increase in expenses from both comparative periods was due to higher wage and support costs. Specific allowances were lower than a year ago.

Enterprise Banking's (EB) net interest income declined from the previous quarter as higher loan and deposit volumes were more than offset by lower spreads in Hong Kong. Compared to a year ago, higher volumes were partially offset by lower spreads in Hong Kong. Expenses rose as a result of higher wage costs compared to the previous quarter and higher support costs compared to a year ago. Total allowances fell as specific allowances were below both comparative periods.

Corporate and Investment Banking's (CIB) net interest income was higher than both comparative periods as loans and deposits increased. Compared to the previous quarter, non-interest income fell as higher fee income was more than offset by the mark-to-market losses in Rosa's CDOs and a decline in capital gains from the sale of equity investments. Expenses were higher than a year ago due to increased support costs. Total allowances were higher than both comparative periods due to increased general allowances.

Global Financial Markets' (GFM) net interest income rose from both comparative periods due to higher contributions from money market activity, while non-interest losses were incurred as wider credit spreads reduced the mark-to-market values of trading securities and credit-linked derivatives.

Central Treasury Unit (CTU) manages the Group's asset and liability interest rate positions as well as investments of the Group's excess liquidity. Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
3rd Qtr 2007 1/						
Net interest income	693	265	23	50	17	1,048
Non-interest income	303	136	24	14	12	489
Expenses	398	176	29	35	14	652
Allowances for credit and other losses	23	26	6	28	(3)	80
Profit before tax	581	199	18	16	18	832
2nd Qtr 2007 1/						
Net interest income	672	277	25	35	18	1,027
Non-interest income	317	127	28	34	18	524
Expenses	414	163	29	38	16	660
Allowances for credit and other losses	(8)	21	21	21	9	64
Profit before tax	591	220	3	27	11	852
3rd Qtr 2006						
Net interest income	574	291	15	21	11	912
Non-interest income	254	95	19	27	13	408
Expenses	353	171	23	23	14	584
Allowances for credit and other losses	9	27	(1)	5	1	41
Profit before tax	470	188	12	34	9	713
9 Mths 2007 1/						
Net interest income	2,013	813	65	107	51	3,049
Non-interest income	963	398	80	100	40	1,581
Expenses	1,240	509	79	100	42	1,970
Allowances for credit and other losses	74	69	27	55	24	249
Profit before tax	1,683	633	45	103	25	2,489
9 Mths 2006 1/						
Net interest income	1,662	855	35	67	40	2,659
Non-interest income	842	272	69	67	35	1,285
Expenses	1,082	497	58	65	40	1,742
Allowances for credit and other losses	54	71	2	(1)	8	134
Profit before tax	1,374	559	44	114	27	2,118
Total assets before goodwill						
30 Sep 2007	146,606	49,937	10,045	7,631	10,515	224,734
30 Jun 2007	143,238	46,819	9,137	7,265	10,589	217,048
31 Dec 2006	126,499	44,868	7,792	5,131	7,242	191,532
30 Sep 2006	123,895	45,630	7,606	5,427	8,695	191,253

Note:
1/ Income, allowances for credit and other losses and profits exclude one-time gains/(charge)

Singapore

Net interest income was higher than both comparative periods as loans and deposits expanded. Fee income was higher than both comparative periods while trading income was lower.

Expenses fell from the previous quarter due to lower wage and computerisation costs, but they were higher than a year ago.

Allowances were higher due to higher charges for non-loan assets, partially offset by a net write-back in specific allowances for loans.

Hong Kong

The third quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 1% from the previous quarter and 5% from a year ago.

Net interest income fell below comparative periods as higher loan and deposit volumes were more than offset by a decline in interest margins.

Non-interest income was higher than the previous quarter due to higher stockbroking activity and demand from corporate customers for foreign exchange hedging products. Compared to a year ago, unit trust sales also increased.

The increase in expenses was led by IT investment costs. Allowances were higher than the previous quarter due to an increase in general allowances.

Other regions

Outside of Singapore and Hong Kong, the largest contributions are from India, Indonesia and Greater China.

CUSTOMER LOANS [1/]

($m)	30 Sep 2007	30 Jun 2007	31 Dec 2006	30 Sep 2006
Gross	106,161	100,475	88,080	86,673
Less:				
Specific allowances	505	544	564	546
General allowances	942	974	886	873
Net total	104,714	98,957	86,630	85,254
By business unit				
Consumer Banking	31,367	31,082	29,538	29,294
Enterprise Banking	22,531	21,984	20,101	20,023
Corporate and Investment Banking	45,675	40,374	33,764	32,670
Others	6,588	7,035	4,677	4,686
Total (Gross)	106,161	100,475	88,080	86,673
By geography				
Singapore	57,996	54,954	48,789	47,727
Hong Kong	31,254	29,729	27,216	27,170
Rest of Greater China	5,473	4,884	4,443	4,135
South and South-east Asia	4,425	3,784	2,993	3,064
Rest of the world	7,013	7,124	4,639	4,577
Total (Gross)	106,161	100,475	88,080	86,673
By industry				
Manufacturing	13,948	13,321	10,867	11,296
Building and construction	12,225	12,179	10,883	10,147
Housing loans	26,494	26,124	25,043	24,240
General commerce	9,865	9,677	8,930	9,040
Transportation, storage & communications	10,075	9,984	7,709	7,298
Financial institutions, investment & holding companies	13,781	11,979	9,827	10,313
Professionals & private individuals (except housing loans)	9,770	9,269	8,110	7,965
Others	10,003	7,942	6,711	6,374
Total (Gross)	106,161	100,475	88,080	86,673
By currency				
Singapore dollar	41,974	39,328	35,708	35,629
Hong Kong dollar	28,317	27,536	24,942	25,194
US dollar	20,461	19,763	15,895	15,041
Others	15,409	13,848	11,535	10,809
Total (Gross)	106,161	100,475	88,080	86,673

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Net customer loans expanded 23% from a year ago and 6% from the previous quarter to $104.7 billion. The growth was broad-based across regions and was led by corporate and SME loans.

Higher disbursements of Singapore housing loans contributed to the increase in consumer loans.

Loans in Hong Kong rose 7% in local currency terms during the quarter, with SME and corporate loans leading the increase.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Sep 2007						
Consumer Banking	258	69	315	0.8	149	360
Enterprise Banking	726	350	235	3.2	81	153
Corporate and Investment Banking	246	116	439	0.5	225	426
Others	35	30	6	0.5	106	164
Total non-performing loans ("NPL")	1,265	565	995	1.2	123	243
Debt securities	42	36	114	-	357	416
Contingent liabilities	119	9	130	-	117	318
Total non-performing assets ("NPA")	1,426	610	1,239	-	130	256
30 Jun 2007						
Consumer Banking	282	76	310	0.9	137	330
Enterprise Banking	729	349	217	3.3	78	150
Corporate and Investment Banking	324	149	413	0.8	173	295
Others	37	28	83	0.6	297	460
Total non-performing loans	1,372	602	1,023	1.4	118	229
Debt securities	37	17	80	-	260	587
Contingent liabilities	85	5	129	-	158	2,137
Total non-performing assets	1,494	624	1,232	-	124	254
31 Dec 2006						
Consumer Banking	307	95	294	1.0	127	356
Enterprise Banking	691	324	198	3.4	76	150
Corporate and Investment Banking	396	183	336	1.2	131	224
Others	66	23	100	1.4	185	499
Total non-performing loans	1,460	625	928	1.7	106	217
Debt securities	36	15	66	-	223	531
Contingent liabilities	37	9	114	-	327	1,173
Total non-performing assets	1,533	649	1,108	-	115	237
30 Sep 2006						
Consumer Banking	320	101	292	1.1	123	339
Enterprise Banking	732	289	198	3.7	67	147
Corporate and Investment Banking	426	186	325	1.3	120	227
Others	98	30	95	2.1	128	396
Total non-performing loans ("NPL")	1,576	606	910	1.8	96	216
Debt securities	38	15	68	-	218	541
Contingent liabilities	32	9	126	-	422	995
Total non-performing assets ("NPA")	1,646	630	1,104	-	105	237

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Sep 2007						
Singapore	627	273	421	1.2	111	228
Hong Kong	352	159	310	1.1	133	257
Rest of Greater China	77	27	79	1.1	138	446
South and South-east Asia	138	94	106	1.9	146	170
Rest of the World	71	12	79	0.8	127	682
Total non-performing loans	1,265	565	995	1.2	123	243
Debt securities	42	36	114	-	357	416
Contingent liabilities	119	9	130	-	117	318
Total non-performing assets	1,426	610	1,239	-	130	256
30 Jun 2007						
Singapore	707	321	487	1.4	114	239
Hong Kong	356	159	299	1.2	129	246
Rest of Greater China	72	24	70	1.1	131	395
South and South-east Asia	147	74	88	2.5	111	127
Rest of the World	90	24	79	0.9	114	325
Total non-performing loans	1,372	602	1,023	1.4	118	229
Debt securities	37	17	80	-	260	587
Contingent liabilities	85	5	129	-	158	2,137
Total non-performing assets	1,494	624	1,232	-	124	254
31 Dec 2006						
Singapore	811	359	443	1.8	99	212
Hong Kong	363	150	278	1.3	118	245
Rest of Greater China	68	20	56	1.3	112	358
South and South-east Asia	112	61	72	2.5	119	161
Rest of the World	106	35	79	1.6	109	199
Total non-performing loans	1,460	625	928	1.7	106	217
Debt securities	36	15	66	-	223	531
Contingent liabilities	37	9	114	-	327	1,173
Total non-performing assets	1,533	649	1,108	-	115	237
30 Sep 2006						
Singapore	854	341	445	1.8	92	216
Hong Kong	405	146	281	1.5	105	240
Rest of Greater China	72	18	45	1.7	88	292
South and South-east Asia	129	71	79	4.2	116	188
Rest of the World	116	30	60	2.5	77	149
Total non-performing loans	1,576	606	910	1.8	96	216
Debt securities	38	15	68	-	218	541
Contingent liabilities	32	9	126	-	422	995
Total non-performing assets	1,646	630	1,104	-	105	237

By industry ($m)	30 Sep 2007		30 Jun 2007		31 Dec 2006		30 Sep 2006	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Manufacturing	361	212	338	197	314	170	344	168
Building and construction	81	25	91	39	107	50	128	41
Housing loans	168	37	184	43	224	56	225	60
General commerce	290	143	339	150	336	146	345	131
Transportation, storage & communications	29	12	34	11	25	12	26	12
Financial institutions, investment & holding companies	82	11	101	19	173	47	179	48
Professionals & private individuals (except housing loans)	134	60	142	61	142	65	184	75
Others	120	65	143	82	139	79	145	71
Total non-performing loans	1,265	565	1,372	602	1,460	625	1,576	606
Debt securities	42	36	37	17	36	15	38	15
Contingent liabilities	119	9	85	5	37	9	32	9
Total non-performing assets	1,426	610	1,494	624	1,533	649	1,646	630

By loan classification ($m)	30 Sep 2007		30 Jun 2007		31 Dec 2006		30 Sep 2006	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Non-performing assets								
Substandard	878	63	904	73	939	82	1,081	88
Doubtful	276	275	273	232	243	216	225	202
Loss	272	272	317	319	351	351	340	340
Total	1,426	610	1,494	624	1,533	649	1,646	630
Restructured assets								
Substandard	189	24	200	28	218	29	295	43
Doubtful	32	37	47	45	66	48	57	36
Loss	28	28	55	55	42	42	38	38
Total	249	89	302	128	326	119	390	117

By collateral type ($m)	30 Sep 2007	30 Jun 2007	31 Dec 2006	30 Sep 2006
	NPA	NPA	NPA	NPA
Unsecured non-performing assets	722	731	740	732
Secured non-performing assets by collateral type				
Properties	410	454	556	657
Shares and debentures	40	47	46	45
Fixed deposits	8	41	38	41
Others	246	221	153	171
Total	1,426	1,494	1,533	1,646

By period overdue

($m)	30 Sep 2007 NPA	30 June 2007 NPA	31 Dec 2006 NPA	30 Sep 2006 NPA
Not overdue	400	333	413	431
<90 days overdue	246	388	332	332
91-180 days overdue	180	144	128	191
>180 days overdue	600	629	660	692
Total	1,426	1,494	1,533	1,646

Non-performing loans (NPLs) fell 20% from a year ago and 8% from the previous quarter to $1.27 billion. NPL rates for all regions and businesses were better than the previous quarter except for Rest of Greater China, which was unchanged.

Including debt securities and contingent liabilities, the amount of non-performing assets (NPAs) fell 13% from a year ago and 5% from the previous quarter to $1.43 billion.

Cumulative allowances rose to 130% of non-performing assets from 124% in the previous quarter and 105% a year ago. Of the cumulative general allowances of $1.24 billion, $37 million was set aside for CDOs with US sub-prime exposures.

FUNDING SOURCES

($m)	30 Sep 2007	30 Jun 2007	31 Dec 2006	30 Sep 2006
Customer deposits [1/]	144,185	141,272	131,373	127,541
Interbank liabilities [2/]	15,360	11,898	8,537	12,389
Other borrowings and liabilities [2/]	50,721	50,080	38,787	39,060
Shareholders' funds	20,311	19,641	18,675	18,096
Total	230,577	222,891	197,372	197,086

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1/]

($m)	30 Sep 2007	30 Jun 2007	31 Dec 2006	30 Sep 2006
By currency				
Singapore dollar	78,493	79,798	71,242	68,820
US dollar	28,073	25,556	24,758	22,828
Hong Kong dollar	24,274	23,583	23,059	23,121
Others	13,345	12,335	12,314	12,772
Total	144,185	141,272	131,373	127,541
By product				
Savings accounts	52,335	52,607	47,491	44,679
Current accounts	15,923	15,540	14,109	13,855
Fixed deposits	71,084	69,071	66,718	66,353
Others	4,843	4,054	3,055	2,654
Total	144,185	141,272	131,373	127,541

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 2% from the previous quarter and 13% from a year ago to $144.2 billion, with the growth led by non-Singapore dollar fixed deposits.

Singapore-dollar deposits fell 2% during the quarter from a decline in fixed deposits. Singapore-dollar savings deposits were stable. Hong Kong-dollar deposits rose 5% in local currency terms with fixed deposits accounting for most of the increase.

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk ("VaR") measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from 1 October 2006 to 30 September 2007. DBS changed its trading book VaR methodology from Parametric VaR (PVaR) to Historical Simulation VaR (HSVaR) in September 2006. The histogram below is based on HSVaR.

		1 October 2006 to 30 September 2007		
($m)	As at 30 Sep 2007	Average	High	Low
Total	20	13	28	6

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 October 2006 to 30 September 2007.


DBSH Group VaR for Trading Book
No. of Days
40
35
30
25
20
15
10
5
0
>5-6
>7-8
>9-10
>11-12
>13-14
>15-16
>17-18
>19-20
>21-22
>23-24
>25-26
>27-28
>29-30
VaR (S$ million)


Daily Distribution of Group Trading Income
(1 October 2006 to 30 September 2007)
No. of days
45
40
35
30
25
20
15
10
5
0
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	30 Sep 2007	30 Jun 2007	31 Dec 2006	30 Sep 2006
Tier 1				
Share capital	4,138	4,127	4,042	8,242
Disclosed reserves and others	17,879	17,479	16,556	11,795
Less: Goodwill	(5,845)	(5,843)	(5,840)	(5,834)
Total	16,172	15,763	14,758	14,203
Tier 2				
Cumulative general allowances	1,170	1,157	1,033	1,031
Subordinated debts	7,254	7,612	5,038	5,208
Others	138	119	103	54
Total	8,562	8,888	6,174	6,293
Total capital	24,734	24,651	20,932	20,496
Risk-weighted assets	176,533	167,830	144,086	140,250
Capital adequacy ratio (%)				
Tier I ratio	9.2	9.4	10.2	10.1
Tier II ratio	4.8	5.3	4.3	4.5
Total (Tier I & II) ratio	14.0	14.7	14.5	14.6

Based on regulatory guidelines, the Group's tier-1 fell to 9.2% from 9.4% in the previous quarter as the amount of risk-weighted assets increased with a higher customer loan base.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	30 Sep 2007	30 Jun 2007	31 Dec 2006	30 Sep 2006
Properties	423	406	371	417
Financial investments	(73)	17	11	15
Total	350	423	382	432

The amount of unrealised valuation surplus for properties increased to $423 million from $406 million in the previous quarter as market valuations improved, while the valuation of the financial investments fell due to mark-to-market losses in financial investments resulting from current conditions in credit markets.

Unaudited Consolidated Income Statement

In $ millions	3rd Qtr 2007	3rd Qtr 2006[1/]	+/(-) %	2nd Qtr 2007	9 Mths 2007	9 Mths 2006[1/]	+/(-) %
Income							
Interest income	2,362	2,065	14	2,252	6,738	5,731	18
Interest expense	1,314	1,153	14	1,225	3,689	3,072	20
Net interest income	1,048	912	15	1,027	3,049	2,659	15
Net fee and commission income	403	293	38	371	1,083	851	27
Net trading income	(63)	121	NM	97	205	457	(55)
Net income from financial instruments designated at fair value	5	(45)	NM	(49)	(90)	(156)	42
Net income from financial investments	121	29	>100	79	321	79	>100
Other income	23	10	>100	26	62	108	(43)
Total income	1,537	1,320	16	1,551	4,630	3,998	16
Expenses							
Employee benefits	347	317	9	354	1,061	938	13
Depreciation of properties and other fixed assets	32	32	-	30	94	95	(1)
Other expenses	273	235	16	276	815	709	15
Allowances for credit and other losses	118	41	>100	145	368	134	>100
Total expenses	770	625	23	805	2,338	1,876	25
Profit	767	695	10	746	2,292	2,122	8
Share of profits of associates	27	18	50	25	78	50	56
Profit before tax	794	713	11	771	2,370	2,172	9
Income tax expense	146	127	15	151	449	391	15
Net profit	648	586	11	620	1,921	1,781	8
Attributable to:							
Shareholders	610	552	11	560	1,787	1,673	7
Minority interests	38	34	12	60	134	108	24
	648	586	11	620	1,921	1,781	8

Note:
1/ Figures for 2006 have been reclassified to make them consistent with the current year's presentation

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Balance Sheets as at

In $ millions	GROUP 30 Sep 2007	GROUP 30 Jun 2007	GROUP 31 Dec 2006 [2]	GROUP 30 Sep 2006 [1]	COMPANY 30 Sep 2007	COMPANY 30 Jun 2007	COMPANY 31 Dec 2006 [2]	COMPANY 30 Sep 2006 [1]
ASSETS								
Cash and balances with central banks	8,450	11,848	11,846	5,948				
Singapore Government securities and treasury bills	16,646	14,909	12,843	13,921				
Due from banks	30,465	28,161	25,273	28,338				
Financial assets at fair value though profit or loss [3]	20,748	21,103	16,496	16,953				
Positive replacement values	10,925	9,627	8,215	7,924				
Loans and advances to customers	103,405	96,909	85,149	84,495				
Financial investments	21,855	23,026	22,261	23,229				
Securities pledged	2,706	2,517	2,866	3,239				
Subsidiaries	-	-	-	-	6,736	6,744	6,927	6,854
Investments in associates	666	643	603	575				
Goodwill on consolidation	5,843	5,843	5,840	5,833				
Properties and other fixed assets	1,511	1,524	1,481	1,549				
Deferred tax assets	17	20	20	29				
Other assets	7,340	6,761	4,479	5,053				
TOTAL ASSETS	230,577	222,891	197,372	197,086	6,736	6,744	6,927	6,854
LIABILITIES								
Due to banks	13,678	9,956	7,863	11,619				
Due to non-bank customers	133,941	132,294	122,092	117,125				
Financial liabilities at fair value through profit or loss [4]	23,271	22,903	19,708	21,717				
Negative replacement values	10,863	9,766	7,873	8,093				
Bills payable	590	539	511	426				
Current tax liabilities	943	874	766	735				
Deferred tax liabilities	191	140	137	54	-	-	-	-
Other liabilities	9,792	8,873	6,677	7,117	7	6	8	8
Other debt securities in issue [5]	5,108	5,933	3,950	2,728				
- due within one year	4,705	5,755	3,682	1,364				
- due after one year	403	178	268	1,364				
Subordinated term debts	9,171	9,324	6,749	6,987				
TOTAL LIABILITIES	207,548	200,602	176,326	176,601	7	6	8	8
NET ASSETS	23,029	22,289	21,046	20,485	6,729	6,738	6,919	6,846
EQUITY								
Share capital	4,138	4,127	4,042	3,971	4,138	4,127	4,042	3,971
Treasury shares	(74)	(74)	(111)	(111)	-	-	-	-
Other reserves	7,751	7,449	7,182	7,024	53	53	53	52
Revenue reserves	8,496	8,139	7,562	7,212	2,538	2,558	2,824	2,823
SHAREHOLDERS' FUNDS	20,311	19,641	18,675	18,096	6,729	6,738	6,919	6,846
Minority interests	2,718	2,648	2,371	2,389	-	-	-	-
TOTAL EQUITY	23,029	22,289	21,046	20,485	6,729	6,738	6,919	6,846
OFF BALANCE SHEET ITEMS								
Contingent liabilities	13,808	13,790	12,187	11,373				
Commitments	90,334	93,567	86,065	80,022				
Financial derivatives	1,887,740	1,818,734	1,378,916	1,407,293				
OTHER INFORMATION								
Net asset value per ordinary share ($)								
(i) Based on existing ordinary share capital					4.39	4.39	4.54	4.49
(ii) Assuming conversion of outstanding preference shares to ordinary shares					4.25	4.27	4.39	4.34

Notes:

1/ Figures for 2006 have been reclassified to make them consistent with the current year's presentation

2/ Audited

3/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities

4/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

5/ Includes secured amount of $2,551 million as at 30 September 2007 (30 June 2007 : $3,953 million; 31 December 2006: $2,743 million; 30 September 2006: $2,635 million). These are mainly secured by properties and securities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Share premium	Treasury shares	Other reserves	Revenue reserve	Minority Interests	Total equity
Balance at 1 January 2007	3,976	66	-	(111)	7,182	7,562	2,371	21,046
Exercise of share options	96							96
Net exchange translation adjustments					(25)		(41)	(66)
Share of associates' reserves					18			18
Cost of share-based payments					26			26
Draw-down of reserves upon vesting of performance shares				37	(37)			-
Available-for-sale investments/Cash flow hedge:								
- Net valuation taken to equity					798			798
- Transferred to income statement on sale					(177)			(177)
- Tax on items taken directly to or transferred from equity					(64)			(64)
Net profit for the period						1,787	134	1,921
Appropriation from income statement [1/]					30	(30)		-
Final dividends paid for previous year						(310)		(310)
Interim dividends paid for current year						(513)		(513)
Dividends paid to minority interests							(116)	(116)
Change in minority interests							370	370
Balance at 30 September 2007	4,072	66	-	(74)	7,751	8,496	2,718	23,029
Balance at 1 January 2006	1,498	66	2,269	(117)	6,841	6,167	2,466	19,190
Exercise of share options	103		7					110
Effects of Companies (Amendment) Act 2005	2,304		(2,276)		(28)			-
Net exchange translation adjustments					(1)		(60)	(61)
Share of associates' reserves					1			1
Cost of share-based payments					20			20
Draw-down of reserves upon vesting of performance shares				6	(6)			-
Available-for-sale investments/Cash flow hedge:								
- Net valuation taken to equity					269			269
- Transferred to income statement on sale					(43)			(43)
- Tax on items taken directly to or transferred from equity					(29)			(29)
Net profit for the period						1,673	108	1,781
Final dividends paid for previous year						(203)		(203)
Interim dividends paid for current year						(425)		(425)
Dividends paid to minority interests							(120)	(120)
Change in minority interests							(5)	(5)
Balance at 30 September 2006	3,905	66	-	(111)	7,024	7,212	2,389	20,485

Note:
1/ Includes appropriation from prior year's net profit

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Share premium	Other reserves	Revenue reserve	Total equity
Balance at 1 January 2007	3,976	66	-	53	2,824	6,919
Exercise of share options	96					96
Net profit for the period					537	537
Final dividends paid for previous year					(310)	(310)
Interim dividends paid for current year					(513)	(513)
Balance at 30 September 2007	4,072	66	-	53	2,538	6,729
Balance at 1 January 2006	1,498	66	2,269	77	2,874	6,784
Exercise of share options	103		7			110
Effects of Companies (Amendment) Act 2005	2,304		(2,276)	(28)		-
Cost of share-based payments				3		3
Net profit for the period					577	577
Final dividends paid for previous year					(203)	(203)
Interim dividends paid for current year					(425)	(425)
Balance at 30 September 2006	3,905	66	-	52	2,823	6,846

Unaudited Consolidated Cash Flow Statement

In $ millions	9 Mths 2007	9 Mths 2006[1/]
Cash flows from operating activities		
Profit before tax	2,370	2,172
Adjustments for non-cash items:		
Allowances for credit and other losses	368	134
Depreciation of properties and other fixed assets	94	95
Share of profits of associates	(78)	(50)
Net gain on disposal of properties and other fixed assets	(6)	(5)
Net gain on disposal of financial investments	(321)	(79)
Profit before changes in operating assets & liabilities	2,427	2,267
Increase/(Decrease) in:		
Due to banks	5,815	2,669
Due to non-bank customers	11,849	10,694
Financial liabilities at fair value through profit or loss	3,563	(1,106)
Other liabilities including bills payable	5,134	1,464
Debt securities and borrowings	1,612	284
Decrease/(Increase) in:		
Change in restricted balances with central banks	362	440
Singapore Government securities and treasury bills	(3,640)	(4,460)
Due from banks	(5,202)	(6,217)
Financial assets at fair value through profit or loss	(4,012)	3,739
Loans and advances to customers	(18,418)	(6,991)
Financial investments	1,090	255
Other assets	(5,105)	(522)
Tax paid	(279)	(111)
Net cash (used in) / generated from operating activities (1)	(4,804)	2,405
Cash flows from investing activities		
Dividends from associates	51	36
Purchase of properties and other fixed assets	(119)	(126)
Proceeds from disposal of properties and other fixed assets	69	106
Acquisition of interest in associates	(4)	(5)
Net cash (used in) / generated from investing activities (2)	(3)	11
Cash flows from financing activities		
Increase in share capital and share premium	96	110
Proceeds from issuance of subordinated term debts	3,044	1,428
Dividends paid to shareholders of the Company	(823)	(628)
Dividends paid to minority interests	(116)	(120)
Net cash generated from financing activities (3)	2,201	790
Exchange translation adjustments (4)	(25)	1
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	(2,631)	3,207
Cash and cash equivalents at 1 January	15,118	9,408
Cash and cash equivalents at 30 September	12,487	12,615

Note:
1/ Figures for 2006 have been reclassified to make them consistent with the current year's presentation

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the third quarter ended 30 September, 2007 is as follows

At 1 January 2007	1,510,835,033
Exercise of share options pursuant to the DBSH Share Option Plan	6,294,100
At 30 September 2007	1,517,129,133

Weighted average number of shares for 3rd quarter 2007	
- ordinary shares	1,514,930,858
- fully diluted	1,586,976,847

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares ("CPS") and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	30 Sep 2007	30 Jun 2007	31 Dec 2006	30 Sep 2006
Conversion of non-voting CPS	120,436	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	66,475,374	66,475,374	66,475,374	66,475,374
Exercise of share options	18,474,907	19,264,587	25,014,807	29,769,925

ADOPTION OF NEW OR REVISED FRS AND INT FRS

Amendment to FRS 1: Presentation of Financial Statements – Capital Disclosures
The amendment to FRS 1 introduces disclosures about the level of an entity's capital and how the capital is managed. The amendment to FRS 1 creates additional disclosure requirements for the Group's financial statements.

FRS 40 (new): Investment Property
There is no material impact on the Group's financial statements arising from FRS 40. The Group's current policy is to carry its investment properties at historical cost less accumulated depreciation and impairment losses.

FRS 32 (revised): Financial Instruments - Presentation
FRS 107(new): Financial Instruments - Disclosures
FRS 107 introduces new disclosure requirements regarding financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including minimum disclosures about credit risk, liquidity risk and market risk. The disclosure requirements currently in FRS 32: Financial Instruments: Disclosure and Presentation have been relocated to FRS 107. The adoption of FRS 107 creates additional disclosure requirements for the Group's financial statements.

INT FRS 108: Scope of FRS 102 – Share-based Payment
INT FRS 108 clarifies the scope of FRS 102 to include transactions in which the entity cannot identify specifically some or all of the goods and services received. There is no material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 109: Reassessment of Embedded Derivatives
INT FRS 109 establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. There is no material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 110: Interim Financial Reporting and Impairment
INT FRS 110 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance date. There is no material impact on the Group's financial statements arising from this new INT FRS.

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Jackson Tai, being two directors of DBS Group Holdings Ltd ("the Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the Third Quarter ended 30 September 2007 Unaudited Financial Results of the Company and of the Group to be false or misleading.

On behalf of the board of directors

Koh Boon Hwee
Chairman

Jackson Tai
Vice Chairman and Chief Executive Officer

25 October 2007
Singapore

Ref No. 28/2007

DBS THIRD QUARTER EARNINGS UP 17%
TO SGD 648 MILLION BEFORE ONE-TIME ITEMS

* * *

Record net interest income and fees
as business volumes continue to expand

***

Strong underlying business trends despite charges against
credit trading and CDO-related investments

SINGAPORE, 26 October 2007 - DBS Group Holdings reported today net earnings of SGD 648 million for the third quarter, an increase of 17% from a year ago as broad-based growth in business volumes brought net interest income and fees to new highs. For the nine months, net earnings rose 19% to SGD 1.93 billion. Earnings this quarter were 2% below the second quarter as improved contributions were offset by a less favourable trading performance as well as mark-to-market losses and allowances for collateralised debt obligations (CDOs).

While none of DBS' SGD 2.36 billion of CDOs as at 30 September has defaulted, total allowances of SGD 70 million were set aside for the SGD 275 million of CDOs that

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

Co. Reg. No. 199901152M
06-18-025 (08/2003)

had some exposure to US sub-prime assets. This comprised SGD 43 million in specific and general allowances charged to the profit and loss account and SGD 27 million marked against existing cumulative general allowances. In addition, there was a mark-to-market loss of SGD 42 million charged to net trading income relating to CDOs held by Red Orchid Secured Assets (Rosa), a fully-consolidated conduit managed by DBS.

The global market turbulence also affected DBS' structured credit and credit trading activities, which caused negative swings in trading income between the comparative periods.

A separate impairment charge of SGD 38 million was taken for DBS' 16% stake in TMB Bank in Thailand. The charge reflects the further reduction in the market valuation of TMB to SGD 270 million as at 30 September. After inclusion of this impairment charge, net earnings for the third quarter would be SGD 610 million.

Net interest income up 15% as loans expand 23%

Net interest income rose 15% from a year ago and 2% from the previous quarter to SGD 1.05 billion as asset volumes increased. For the nine months, net interest income grew 15% to SGD 3.05 billion.

Customer loans grew 6% during the quarter to SGD 104.7 billion, bringing growth to 23% from a year ago. As with recent quarters, the increase was led by corporate and SME loans in Singapore, Hong Kong and the region, while Singapore housing loans picked up further.

Net interest margins fell seven basis points to 2.14% as interest spreads in Hong Kong fell and interest rates in Singapore were lower. Compared to the second quarter,

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

the third quarter reflected the full-period impact of a subordinated debt issue launched in May which also contributed to the margin decline.

Broad-based, 38% rise in fees

Net fee income increased 38% from a year ago and 9% from the previous quarter to a new record of SGD 403 million. Compared to a year ago, this quarter's growth was led by stockbroking, investment banking, loan syndication and wealth management, reflecting continued strength in a broad range of activities. Wealth management product sales rose 15% from a year ago to SGD 1.83 billion, with underlying demand for unit trusts remaining strong during the quarter. For the nine months, net fee income increased 27% to SGD 1.08 billion.

Trading income recorded a net loss of SGD 47 million compared to a net trading income of SGD 100 million in the previous quarter. Wider credit spreads for trading securities and credit-linked derivatives were the main contributors to negative trading income. For the nine months, net trading income from trading businesses amounted to SGD 222 million compared to SGD 464 million a year ago.

Cost-income ratio improves to 42%

Expenses of SGD 652 million were 1% below the previous quarter as staff and other operating costs were actively managed. Compared to a year ago, expenses were 12% higher. The cost-income ratio improved to 42% from 43% in the previous quarter and 44% a year ago.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

For the nine months, expenses increased 13% to SGD 1.97 billion as staff and computerisation costs rose. The cost-income ratio improved slightly from 44% a year ago to 43%.

Asset quality improves further

With a continued benign operating environment, the non-performing loan rate improved further to 1.2% from 1.4% in the previous quarter as the amount of non-performing assets fell 5% to SGD 1.43 billion.

Specific allowances for loans fell to SGD 28 million or 11 basis points of loans, which were lower than most recent quarters. Total allowances, including those for CDOs and other non-loan assets, amounted to SGD 80 million. Total cumulative allowances reached 130% of non-performing assets compared to 124% in the previous quarter.

Excluding one-time items, return on equity improved from 12.3% a year ago to 13.0%, while return on assets was unchanged at 1.14%. Return on equity for the nine months increased from 12.4% a year ago to 13.2%, while return on assets improved from 1.14% to 1.20%.

The total capital adequacy ratio of 14.0%, with the tier-1 ratio at 9.2%, compared with 14.7% and 9.4% in the previous quarter.

DBS Vice-Chairman and CEO Jackson Tai said, "Results for the quarter were reassuring despite turbulence in the global credit markets.

"We took steps over the last five years to diversify our earnings across businesses and geography to supplement our strength in corporate banking and the markets. During the quarter, this diversification delivered solid results despite market

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

disruptions on some areas of our Treasury and Markets business. Net interest income and fees rose to new highs as business volumes continued to expand. We produced yet another quarter of higher customer loan volumes, continued cost discipline, and continued improvement in asset quality.

"As I have announced my intention to step down at year-end, I acknowledge with pride the dedication and talent of our staff in building a more-competitive Asia-based bank. I am confident that DBS will continue to deliver value to our customers and growth to our shareholders."

The Board of Directors declared a quarterly dividend of 20 cents per share, similar to the previous quarter. Total dividends for the nine months of 60 cents per share were 18% higher than the same period last year.

About DBS

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia with operations in 15 markets. The largest bank in Singapore as measured by assets, and a leading bank in Hong Kong, DBS' "AA-" and "Aa1" credit ratings are among the highest in the Asia-Pacific region. DBS has leading positions in corporate, SME and consumer banking, treasury and markets, wealth management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in China, India, Indonesia, Malaysia, Thailand and The Philippines. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

For more information, contact:

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

END